Exhibit 99.2
Baidu Announces ADS to Share Ratio Change
BEIJING, April 28, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced that it will change the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) share to ten (10) ADSs for one (1) share.
The record date for the ratio change is May 10, 2010. For Baidu’s ADS holders, this ratio change will have the same effect as a 10-for-1 ADS split. There will be no change to Baidu’s ordinary shares. Furthermore, no action by ADS holders is required to effect the ratio change.
The effect of the ratio change on the ADS trading price on Nasdaq is expected to take place on May 12, 2010.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of April 28, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor inquiries please contact:
In China:
Mr. Victor Tseng
Baidu, Inc.
Tel: +86-10-5992-7244
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504
Email: che@brunswickgroup.com
In the U.S.:
Ms. Kate Tellier
Brunswick Group LLC
Tel: +1-212-333-3810
Email: ktellier@brunswickgroup.com